Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: Dreyer's Grand Ice Cream, Inc.
                                                     Commission File No. 0-14190




On June 16, 2002, Dreyer's Grand Ice Cream, Inc. posted the following "Confidential Communication to All Employees from Gary Rogers" on its intranet site, emailed the same to certain employees, and made a recording of this communication available to its employees.

CONFIDENTIAL

COMMUNICATION TO EMPLOYEES

WE HAVE SOME VERY IMPORTANT - AND TRULY UNEXPECTED - NEWS TO REPORT TO EVERYONE TODAY.

WE ARE ANNOUNCING THIS MORNING THAT WE HAVE ENTERED INTO A NEW, BROADER STRATEGIC ALLIANCE WITH NESTLE. AS PART OF THIS TRANSACTION, DREYER'S WILL ACQUIRE THE NESTLE ICE CREAM COMPANY, WHICH INCLUDES THE NESTLE AND HAAGEN-DAZS BRANDS IN THE UNITED STATES. IN RETURN, NESTLE WILL RECEIVE ADDITIONAL DREYER'S STOCK, WHICH WILL INCREASE ITS OWNERSHIP OF OUR COMPANY TO 67%. IMPORTANTLY HOWEVER, WE WILL REMAIN AN INDEPENDENT, PUBLICLY TRADED COMPANY.

IN ADDITION - AND THIS IS THE AMAZING PART - OUR SHAREHOLDERS WILL RECEIVE THE RIGHT TO SELL THEIR SHARES TO NESTLE AFTER THE END OF 2005 FOR $83 PER SHARE. IF THE SHARES AREN'T SOLD UNDER THIS ARRANGEMENT, THEY CAN BE BOUGHT BY NESTLE AFTER 2006 FOR $88 PER SHARE.

NOW, I KNOW THIS COMES AS A REAL SHOCK TO MOST OF YOU, AS IT REPRESENTS A DRAMATIC CHANGE IN THE POSITION WE'VE ALWAYS TAKEN. AS MOST OF YOU KNOW, RICK AND I AND OUR BOARD OF DIRECTORS HAVE NEVER SERIOUSLY CONTEMPLATED SELLING THIS COMPANY.

OVER THE YEARS, OUR FINANCIAL ADVISORS HAVE TOLD US THAT A SALE OF THE COMPANY WAS LIKELY AT SOME FUTURE POINT IN TIME, BECAUSE THERE ARE SO MANY BIG FOOD COMPANIES LOOKING FOR ACQUISITIONS, AND THERE ARE FEWER AND FEWER POTENTIAL TARGETS FOR THEM IN THE UNITED STATES.

THIS SITUATION LEADS TO HIGHER AND HIGHER DEAL PRICES. AT SOME POINT, THE BOARD OF DIRECTORS OF ANY PUBLIC COMPANY HAS TO CONSIDER WHETHER THE PRICE IS SO HIGH THAT A SALE IS IN THE BEST INTERESTS OF THE SHAREHOLDERS WHO OWN THE COMPANY. OVER THE YEARS, WE HAVEN'T BEEN IN THIS POSITION, AND HAVE BEEN FOCUSED ON ACHIEVING OUR MISSION OF PRE-EMINENCE AND OUR EARNINGS GOAL OF 3 X 5.

RECENTLY HOWEVER, NESTLE OFFERED US A PROPOSAL THAT WAS SO ATTRACTIVE THAT GIVEN OUR FIDUCIARY DUTY TO OUR SHAREHOLDERS, WE SIMPLY HAD TO LOOK AT IT.

AFTER MUCH DISCUSSION, RICK AND I AND OUR BOARD OF DIRECTORS HAVE DECIDED THAT IT'S A GREAT DEAL FOR ALL OF OUR EMPLOYEES AND SHAREHOLDERS, AND THAT WE SHOULD ACCEPT IT WITH ENTHUSIAM.

LET ME TELL YOU SOME OF THE REASONS WHY WE'RE SO EXCITED ABOUT THIS TRANSACTION:

o BY GIVING OUR SHAREHOLDERS THE ABSOLUTE RIGHT TO SELL THEIR STOCK AT $83 AT THE END OF 2005, WHAT NESTLE HAS DONE IS TO ASSUME THAT WE WILL HIT OUR 3 X 5 GOAL AND PAID US FOR IT. AS YOU KNOW, 3 X 5 IS OUR SHORTHAND FOR EARNING $3.00 PER SHARE IN 2005. $83 PER SHARE IS ALSO A VERY ATTRACTIVE AND FAIR PRICE BASED ON THAT ASSUMPTION.

o THE $83 PRICE IS TOTALLY LOCKED IN - ANYONE WHO OWNS OUR STOCK CAN TURN IT IN AND RECEIVE $83 PER SHARE AFTER THE END OF 2005, A COMMITMENT BY NESTLE ON A COMPLETELY UNCONDITIONAL BASIS. NESTLE HAS A TRIPLE "A" CREDIT RATING, SO THERE IS VERY LITTLE RISK THAT IT WON'T BE IN A POSITION TO HONOR THIS OBLIGATION. THIS RIGHT TO SELL SHARES AT A GUARANTEED PRICE, WHICH IS CALLED A "PUT", IS A TERRIFIC DEAL FOR OUR SHAREHOLDERS.

o IF ANY SHAREHOLDERS DON'T CHOOSE TO SELL THEIR SHARES TO NESTLE FOR $83, NESTLE HAS THE RIGHT -IN EARLY 2007 - TO BUY THOSE SHARES AT $88 PER SHARE. SO, BOTH OUR SHAREHOLDERS AND NESTLE HAVE A CHOICE - BUT, OF COURSE , ANYONE WHO WANTS TO HAS THE RIGHT TO 'PUT' THEIR SHARES AT $83.

o THE OTHER GREAT PART OF THIS TRANSACTION IS THAT WE'VE AGREED WITH NESTLE THAT WE WILL CONTINUE TO OPERATE AS AN INDEPENDENT, PUBLICLY TRADED COMPANY. AT LEAST ONE-THIRD OF OUR TOTAL SHARES WILL CONTINUE TO BE HELD BY SHAREHOLDERS OTHER THAN NESTLE - WE EXPECT OUR STOCK WILL CONTINUE TO TRADE ON NASDAQ JUST LIKE IT DOES NOW. OF COURSE, IT WILL PROBABLY TRADE CONSIDERABLY HIGHER BECAUSE OF THE GUARANTEED $83 PRICE AFTER THE END OF 2005. SO, THOSE WISHING TO SELL

THEIR STOCK BEFORE THEN CAN DO SO, BUT PROBABLY AT A PRICE WHICH WILL START LOWER THAN $83, AND MOST LIKELY WILL MOVE UP TOWARDS $83 OVER TIME AS WE APPROACH THE END OF 2005.

o NESTLE DOES HAVE THE RIGHT TO CHANGE OUR INDEPENDENT STATUS BY 2007 IF IT WISHES - BUT, ASSUMING WE'RE PERFORMING WELL, IT'S POSSIBLE OUR INDEPENDENCE COULD CONTINUE INDEFINITELY. THE MAKE-UP OF OUR BOARD OF DIRECTORS WILL CHANGE - WE'LL HAVE A TEN-PERSON BOARD, OF WHICH FIVE DIRECTORS WILL BE NOMINATED BY NESTLE. SO, WE HAVE AN EQUAL ARRANGEMENT, AND I WILL CONTINUE AS CHAIRMAN AND CEO. PETER BRABECK, THE CEO OF NESTLE, WILL SERVE AS VICE CHAIRMAN OF OUR BOARD, WHICH IS QUITE REMARKABLE AND AN INVOLVEMENT I AM PERSONALLY EXCITED ABOUT. JOHN LARSON, JAN BOOTH, AND TIM SMUCKER WILL ALL CONTINUE AS OUR INDEPENDENT DIRECTORS, AND ED MANWELL WILL LEAVE THE BOARD.

o IN ADDITION TO THE REMARKABLE VALUE NESTLE HAS PLACED ON THE COMPANY AND ITS AUTONOMY, THEY ALSO PLACED A HIGH VALUE ON THE RETENTION OF OUR MANAGEMENT TEAM.

o AS PART OF OUR NEGOTIATIONS, NESTLE WANTED A DEFINITIVE EMPLOYMENT AGREEMENT WITH EACH MEMBER OF THE EXECUTIVE COMMITTEE FOR AT LEAST THREE YEARS.

o WHILE THIS WAS A TREMENDOUS VOTE OF CONFIDENCE FROM NESTLE, IT DID SET UP A
TIME FOR PERSONAL REFLECTION FOR ALL OF US....

o AND, ACCORDINGLY, I NEED TO INFORM YOU THAT MY PARTNER OF OVER 30 YEARS, RICK CRONK, HAS ELECTED TO RETIRE FROM HIS DUTIES AS PRESIDENT. RICK WILL REMAIN A DIRECTOR ON OUR BOARD.

o RICK'S CONTRIBUTION TO OUR DEVELOPMENT OVER THE PAST 25 YEARS IS OF COURSE UNPARALLELED AND HIS UNIQUE UPBEAT PERSONALITY WILL BE SORELY MISSED BY ALL OF US.

o I CAN'T DO JUSTICE TO A TRIBUTE FOR RICK WITHIN THE CONFINES OF TODAY'S MESSAGE - WE'LL SAVE THAT FOR OTHER TIMES AND PLACES - AND RICK PLANS TO SPEAK WITH YOU HIMSELF IN A FEW DAYS. BUT I DID WANT YOU TO UNDERSTAND THE BACKGROUND OF HIS DECISION

o AND THE GOOD NEWS IS THAT WE WILL CONTINUE TO ENJOY RICK'S ENTHUSIASM FOR THE BUSINESS AND FOR THE EMPLOYEES OF THIS COMPANY THROUGH HIS ROLE AS DIRECTOR

o ALTHOUGH RICK'S RETIREMENT, THE INTEGRATION OF THE NESTLE ICE CREAM BUSINESS, AND OUR NEW BOARD STRUCTURE ARE ALL MAJOR DEVELOPMENTS

FOR US TO ACCOMMODATE, WE DON'T ANTICIPATE ANY CHANGES IN HOW WE OPERATE OUR BUSINESS OR IN OUR GROOVES CULTURE OR ANYTHING ELSE. WE'LL CONTINUE, AS AN INDEPENDENT COMPANY, TO DO THE THINGS THAT HAVE BEEN SO SUCCESSFUL FOR US OVER THE YEARS.

SO WE GET TO HAVE OUR CAKE, AND EAT IT TOO. THE ADDITION OF THE NESTLE AND HAAGEN-DAZS BUSINESS WILL ADD OVER $700 MILLION TO OUR REVENUES, AND A VERY SIGNIFICANT INCREASE TO OUR EARNINGS, ONCE THE INTEGRATION OF THE RESPECTIVE BUSINESSES IS COMPLETE.

THIS WILL MAKE US A $2.2 BILLION COMPANY AND CLEARLY A LEADER IN THE ICE CREAM BUSINESS IN THE UNITED STATES. OBVIOUSLY, UNILEVER IS STILL A VERY FORMIDABLE COMPETITOR. WE'VE GOT SOME WORK AHEAD OF US TO REACH PRE-EMINENCE, BUT WE HAVE THE BRANDS, SYSTEM, AND PEOPLE TO DO IT. IT'S VERY EXCITING TO THINK ABOUT WHAT WE CAN ACHIEVE WITH THIS COMBINATION OF BRANDS AND CAPABILITIES.

NOW, THIS DEAL - LIKE ANY OTHER MAJOR MERGER - HAS TO BE APPROVED BY THE FEDERAL TRADE COMMISSION, AND BY OUR SHAREHOLDERS AS WELL. WE ANTICIPATE THAT IT WILL RECEIVE ALL APPROVALS IN DUE COURSE, BUT THIS PROCESS IS LIKELY TO TAKE SEVERAL MONTHS.

THIS PERIOD OF TIME WILL GIVE US A GOOD OPPORTUNITY TO PLAN CAREFULLY FOR THE COMPLEX INTEGRATION OF TWO LARGE BUSINESSES. THIS WILL BE A MAJOR UNDERTAKING, AND YOU'LL HEAR MORE ABOUT THE DETAILS AS THEY EMERGE OVER THE COMING WEEKS AND MONTHS. IN THE MEANTIME, PLEASE BE AWARE THAT THERE ARE SOME VERY IMPORTANT GROUND RULES TO FOLLOW IN THE MONTHS BEFORE THE DEAL IS APPROVED. PLEASE HOLD OFF ON TALKING TO ANY OF YOUR NESTLE ICE CREAM COMPANY COUNTERPARTS ABOUT THE INTEGRATION UNTIL WE'VE GOT A PROCESS IN PLACE. IT'S VERY IMPORTANT TO DO THIS IN THE RIGHT WAY.

AS I HOPE YOU CAN TELL, WE ARE VERY EXCITED ABOUT THIS DEVELOPMENT.

IT'S A WONDERFUL RESULT FOR OUR SHAREHOLDERS, IT'S A HUGE STEP FORWARD IN OUR LONG-STANDING PURSUIT OF PRE-EMINENCE IN OUR INDUSTRY, AND IT'S A GREAT DEAL FOR ALL OF US EMPLOYEES, BECAUSE WE CAN CONTINUE OPERATING AS AN INDEPENDENT COMPANY WITH HUGE NEW OPPORTUNITIES FOR PERSONAL GROWTH AND NO CHANGES IN OUR BASIC OPERATIONS, PHILOSOPHIES OR CULTURE.

SO, ONCE AGAIN, THANK YOU ALL VERY MUCH FOR YOUR COLLECTIVE EFFORTS OVER THE YEARS IN BUILDING THIS COMPANY FROM ONLY SIX MILLION DOLLARS IN SALES WHEN WE STARTED IN 1977 TO THE $1.5 BILLION GIANT WE ARE TODAY. IT'S A TRIBUTE TO ALL OF YOU THAT NESTLE NOT ONLY RECOGNIZES THE VALUE OF OUR COMPANY, BUT ALSO IS TURNING TO ALL OF

US TO MANAGE AND GROW ITS BRANDS IN ADDITION TO OUR OWN. WE HAVE ALWAYS MADE CHANGE OUR ALLY IN THE PAST, AND I AM LOOKING FORWARD WITH GREAT ANTICIPATION TO THE NEXT CHAPTER AS WE CONTINUE OUR QUEST TOWARD BECOMING THE PRE-EMINENT ICE CREAM COMPANY IN THE UNITED STATES.

LET ME CLOSE BY EMPHASIZING THAT WHILE THIS IS VERY IMPORTANT NEWS FOR ALL OF US TO DIGEST, WE STILL EACH HAVE OUR COMMITMENTS TO KEEP THIS YEAR AND, COLLECTIVELY, A DEMANDING PROFIT PLAN TO DELIVER. AT THIS POINT, WE ARE RUNNING AHEAD OF OUR PROFIT PLAN. BUT STAYING FOCUSED AND KEEPING OUR BUSINESS ON TRACK IS NOW EVEN MORE CHALLENGING BUT ALSO MORE IMPORTANT THAN EVER. WE WILL BE NAMING A TASK FORCE TO BEGIN PLANNING THE INTEGRATION PROCESS SOON. LET'S ENSURE THAT WE LET THESE PEOPLE DO THEIR JOBS WHILE THE REST OF US STAY FOCUSED ON DELIVERING THIS YEAR'S PLAN. I'M SURE WE'RE UP TO THIS CHALLENGE.

THANK YOU.

This communication referenced above contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties, some of which are contained in filings made by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") with the Securities and Exchange Commission ("SEC"), that could cause actual results to differ materially from those described in the forward-looking statements.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained free of charge from Dreyer's by directing a request to 5929 College Avenue, Oakland, California 94618, Attn: Investor Relations.

Dreyer's and its officers and directors may be deemed to be participants in the solicitation of proxies from Dreyer's shareholders with respect to these transactions. Information regarding such officers and directors is included in Dreyer's proxy statement for its 2002 annual meeting of shareholders filed with the SEC on April 8, 2002. This document is available free of charge at the SEC's web site at www.sec.gov or from Dreyer's as described above.